July 22, 2019

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa Raminpour

Re:	Re: Navios Maritime Acquisition Corporation

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed April 19, 2019 and File No. 001-34104

Navios Maritime Partners L.P.

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed April 9, 2019 and File No. 001-33811

Navios Maritime Holdings Inc.

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed April 29, 2019 and File No. 001-33311

Dear Ms. Raminpour:

On behalf of Navios Maritime Acquisition Corporation (“Navios Acquisition”), Navios Maritime Partners L.P. (“Navios Partners”) and Navios Maritime Holdings Inc. (“Navios Holdings”) (collectively, the “Companies”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated July 10, 2019 (the “Comment Letter”), relating to the Companies’ Annual Reports on Form 20-F for the fiscal year ending December 31, 2018. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter. Pursuant to discussions with Ms. Singleton, we have responded to the Comment Letter with one response letter for all the Companies.

Navios Acquisition—Form 20-F for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements

Note 3. Acquisition of Navios Midstream, page F-19

1.

We note that in accounting for the acquisition of the remaining interest of Navios Midstream, you recorded a bargain purchase gain. Please tell us and revise to disclose the reasons why the transaction resulted in a gain. Also, please explain to us how you determined the fair value of the previously held equity interest in Navios Midstream as well as the fair value of the vessels acquired. Your response should include the nature and amount of all significant assumptions used in the valuation.

Response: The amounts included in this response are expressed in thousands of U.S. Dollars in order to conform with the disclosures contained in Note 3 of Navios Acquisition’s Form 20-F. The excess of the fair value of the identifiable net assets acquired of $123,450 over the total purchase price consideration of $54,499, resulted in a bargain purchase gain in the amount of $68,951. During 2018, the publically traded stock prices of US listed shipping companies were trading at discounts to their net asset value (“NAV”). This trading discount to NAV resulted in the recognition of a bargain purchase gain for Navios Acquisition. The purchase price and the number of shares to be issued at the closing of the acquisition was proposed in June 2018 by using a conversion rate of 0.42 of a Navios Acquisition share to one common unit of Navios Maritime Midstream Partners L.P. (“Navios Midstream”), which was based on the market share prices in June 2018, plus an implied 1% premium. The definitive agreement that validated the proposed conversion rate was signed in October 2018 between Navios Acquisition and Navios Midstream. The proposed conversion rate was accepted with no adjustments. Between the proposal date, the date of the signing of the definitive agreement and the date of closing, there was no adjustment made to the number of shares to be issued by Navios Acquisition for movement in the share price or the price of the net assets to be acquired.

The following table summarizes the purchase price, the fair value of assets acquired, and liabilities assumed on December 13, 2018:

Purchase price:	Note
Fair value of previously held interest (58.97%)	31,515	(1)
Equity issuance (3,683,284 Navios Acquisition shares * $6.24)	22,984

Total purchase price	54,499

Fair value of assets and liabilities acquired:
Vessels	234,000	(2)
Current assets (including cash of $25,260)	64,530
Favourable lease terms	36,900	(3)
Long term debt assumed (including current portion)	(198,337)
Current liabilities	(13,643)
Fair value of net assets acquired	123,450
Bargain purchase gain	68,951

(1)

As of December 13, 2018 and in accordance with ASC 805-10-25-10, our previously held interest of 58.97% in Navios Midstream with a carrying value of $107,213 was remeasured to a fair value of $31,515 by using the closing price of the market share price of Navios Midstream (NYSE:NAP) of $2.50 on the day of the Merger resulting in a loss on acquisition of control in the amount of $75,698 and is presented within, “Equity /(loss) in net earnings of affiliated companies”.

(2)

The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels.

(3)

When acquired charters have charter rates that are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The fair value of the favorable lease terms (intangible assets) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: 1) the acquired fixed charter rate over the remaining useful life of the lease term compared to 2) the current market charter rates for a similar contract and 3) discounted using our weighted average cost of capital of 9.10%.

In future filings, the Company will revise its footnote disclosures to describe the reason why the transaction resulted in a gain and to disclose how the Company determined the fair value of the vessels and the favorable lease terms. A copy of the Company’s proposed disclosure is as follows:

The transaction resulted in a bargain purchase gain as a result of the share price of Navios Midstream trading at a discount to their net asset value (“NAV”).

The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable lease terms (intangible assets) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: 1) the contracted charter rate of the acquired charter over the remaining lease term compared to 2) the current market charter rates for a similar contract and 3) discounted using our weighted average cost of capital of 9.10%.

Navios Partners—Form 20-F for the Fiscal Year Ended December 31, 2018

Notes to the Consolidated Financial Statements

Note 20. Investment in Affiliates, page F-39

2.

We note your equity method investment in Navios Containers generated equity earnings for fiscal year December 31, 2018 that appear to be material to your net loss pursuant to the requirements of Rule 3-09 of Regulation S-X. We further note you have provided summarized financial information of this entity at page F-41 pursuant to Rule 4-08(g) of Regulation S-X and have provided expanded financial statements at Exhibit 15.3 that do not include an accompanying auditors’ report or related footnotes. As such, please tell us the consideration given to providing a full set of audited financial statements of Navios Containers in your December 31, 2018 Form 20-F in compliance with Rule 3-09 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and notes that the exclusion of the auditor’s report and the related footnotes in Appendix 15.3 was an oversight and the Company intended to include the audit opinion and full financial statements of Navios Containers in Appendix 15.3. Upon no further comments from the Staff, the Company will file an exhibit only filing on Form 20-F/A which includes the cover page, an explanatory note, and Item 19, which is the exhibit section including the new exhibit, the signature page and certifications.

Navios Holdings - Form 20-F for the Fiscal Year Ended December 31, 2018

Item 3. Key Information

D. Risk Factors

Risks Relating to Argentina, page 45

3.

We note that you have included a discussion on the risks related to operating in Argentina. However, we do not note any discussion of a highly inflationary economy. In light of the fact that Argentina was determined to be a highly inflationary economy as of June 30, 2018, please revise to disclose this fact, the economic factors resulting in the Argentine economy being highly inflationary economy, and the impact on your operations and trends due to this change. Also, tell us how you have accounted for any financial statement impact of changes in currency rates/general price impact on Navios Logistics under the guidance in ASC 830-10-45. See also ASC 830-20-50-3.

Response: The functional currency for our Argentinian subsidiary is the U.S. dollar. The recent designation of the Argentina economy as highly inflationary did not change the Company’s historic assessment of the functional currency for its Argentina subsidiary. In accordance with ASC 830-10-45, the Company determined that the day-to-day operations of Argentina are dependent on the economic environment of the parent company’s currency (i.e., U.S. dollars), and the changes in the individual assets and liabilities in Argentina directly impact the cash flows of the parents in U.S. dollars.

The following lists some of the key considerations utilized by management in its assessment of its Argentinian subsidiary:

•	The Argentinian subsidiary sales are predominantly denominated in U.S. dollars.

•	The financing for the Argentinian subsidiary is provided in U.S. dollars.

•	The Argentinian subsidiary’s exposure to the Argentinian peso is primarily related to local expenses including:

•	The settlement of accounts payable with local vendors.

•	The receipt of cash from local customers to settle accounts receivable.

•	The payment of local employee salaries and benefits.

•	Value-added taxes payable to the local government.

The Argentinian subsidiary’s non-local accounts payable and accounts receivable are primarily settled in U.S. dollars. As a result, the Company concluded that the determination that the Argentinian economy is highly inflationary did not result in the remeasurement of the financial statements for the Company’s Argentinian subsidiary.

As the Company’s determination that the Argentinian economy is highly inflationary does not result in the remeasurement of the financial statements for the Company’s Argentinian subsidiary, the impact from this highly inflationary economy on the Company’s results of operations in MD&A has historically been immaterial for disclosure. The Company will continue to monitor whether the inclusion of the impact from this highly inflationary economy is material to the Company’s results of operations and will include disclosures in MD&A when appropriate.

Item 4. Information on the Company

B. Business Overview, page 53

4.

We note from your Shipping Operations discussion on page 56 that you disclose the vessels owned and Chartered-In by Navios Holdings but do not include the vessels owned/leased by your consolidated entities Navios Logistics and Navios Containers. Please revise to include the nature of all vessels owned by the company, both core, and those of your consolidated subsidiaries. See guidance in Item 102 of Regulation S-K. Your disclosure on page 79 of MD&A should be similarly revised.

Response: The Company acknowledges the Staff’s comments and in the future filing of the Annual Report on Form 20-F, the Company will revise the shipping operations and relevant MD&A discussions to include the vessels owned/leased by the Company, including the core vessels, as well as those of the Company’s consolidated subsidiaries, such as Navios Logistics and Navios Containers.

Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long Lived Assets, page 113

5.

It appears that your discussion on the impairment analysis of long lived assets includes only the core vessels owned by Navios Holdings and does not include those owned by your consolidated subsidiaries Navios Logistics and Navios Acquisition. In light of the fact that these vessels are included on the balance sheet of the consolidated entity, and generate (or will generate) significant amounts of revenue to your operations, your MD&A should include a discussion on how these vessels are analyzed for impairment. In this regard, we note from the Form 20-F of Navios Maritime Containers that an impairment analysis was performed on five vessels during the year ended December 31, 2018, however your discussion in the MD&A section of Navios Holdings does not include details of this impairment analysis. Please revise accordingly. Also, please revise your table on page 114 and 115 to include all vessels owned by Navios Holdings and not just the “core vessels” which exclude those of Navios Logistics and Navios Containers.

Response: The Company acknowledges the Staff’s comments and in future filing of the Annual Report on Form 20-F, the Company will revise the MD&A discussion to include any relevant impairment analysis for the Navios Containers and Navios Logistics vessels and will also revise the table on page 114 and 115 accordingly as indicated in the comment.

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Revenue and Expense Recognition, page F-20

6.

Refer to your disclosure of the adoption of ASC 606, Revenue from Contracts with Customers. Please disclose, if true, you adopted the standard using the modified retrospective approach. Ensure you address all aspects of your adoption as specified in ASC 606-10-65-1, particularly paragraphs d.2, h and i, as appropriate. For example, if applicable, disclose that the modified retrospective approach allows the standard to be applied retrospectively through a cumulative catch up adjustment recognized upon adoption (and the amount of such adjustment), with comparative financial statement information not restated and reported under the accounting standards in effect for those periods.

Response: The Company acknowledges the Staff’s comment and the future filing of the Annual Report on Form 20-F, the Company will disclose that it used the modified retrospective approach to adopt ASC 606. A copy of the Company’s proposed disclosure is as follows:

On January 1, 2018, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” and the related amendments (“ASC 606” or “the new revenue standard”) using the modified retrospective method, requiring to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods. As a result of adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2018. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Note 3. Consolidation of Navios Containers, page F-27

7.

We note that the excess of the fair value of Navios Containers’ identifiable net assets of $229,865 over the total fair value of Navios Containers’ total shares outstanding as of November 30, 2018 of $171,743 resulted in a bargain gain upon obtaining control in the amount of $58,122. Please explain to us and revise to disclose how you determined the fair value of the net assets, specifically the vessels and favorable lease terms acquired. Also, please tell us and revise to disclose how you were able to recognize a bargain gain in this transaction. See guidance in ASC 805-30-50-1(f)(2).

Response: The amounts included in this response are expressed in thousands of U.S. Dollars in order to conform with the disclosures contained in Note 3 of Navios Holdings’ Form 20-F. The excess of the fair value of the identifiable net assets acquired of $229,865 over the total fair value of the outstanding shares of Navios Containers of $171,743, resulted in a bargain purchase gain in the amount of $58,122. During 2018, the publically traded stock prices of US listed shipping companies were trading at discounts to their net asset value (“NAV”). This trading discount to NAV resulted in the recognition of a bargain purchase gain for Navios Holdings upon gaining control of Navios Containers and recording the assets and liabilities at fair value upon consolidation.

The following table summarizes the purchase price, the fair value of assets acquired, and liabilities assumed on November 30, 2018:

Fair value of Navios Containers’ outstanding shares:	Note
Fair value of Navios Holdings’ interest (3.7%) at market price of $4.96/share	6,269
Fair value of noncontrolling interest (96.3%) at market price of $4.96/share	165,474

Total fair value of Navios Containers’ outstanding shares	171,743

Fair value of Navios Containers’ assets and liabilities:
Current assets (including cash and restricted cash of $24,400)	27,705
Vessels	376,133	(1)
Favorable lease terms	31,342	(2)
Long term receivable from affiliate companies	7,313
Other long term assets	1,099
Long term debt assumed (including current portion)	(199,000)
Current liabilities	(14,727)
Fair value of Navios Containers’ net assets	229,865
Bargain gain upon obtaining control	58,122

(1)

The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels.

(2)

When acquired charters have charter rates that are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. The fair value of the favorable lease terms (intangible assets) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: 1) the contracted charter rate of the acquired charter over the remaining lease term compared to 2) the current market charter rates for a similar contract and 3) discounted using our weighted average cost of capital of 8.95%.

In future filings, the Company will revise its footnote disclosures to describe the reason why the transaction resulted in a gain and to disclose how the Company determined the fair value of the vessels and the favorable lease terms.    A copy of the Company’s proposed disclosure is as follows:

The transaction resulted in a bargain purchase gain as a result of the share price of Navios Containers trading at a discount to its net asset value (“NAV”).

The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable lease terms (intangible assets) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: 1) the contracted charter rate of the acquired charter over the remaining lease term compared to 2) the current market charter rates for a similar contract and 3) discounted using our weighted average cost of capital of 8.95%.

* * * *

* * * *

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Forms 20-Fs of the Companies or this response letter.

Very truly yours,

/s/ Todd E. Mason

cc:	Securities and Exchange Commission (Ms. Beverly Singelton)

Navios Maritime Holdings Inc. (Mr. George Achniotis)

Navios Maritime Partners L.P. (Mr. Efstratios Desypris)

Navios Maritime Acquisition Corporation. (Mr. Leonidas Korres)